Financial News

CIBC Increases Dividend

Toronto, ON – December 3, 2015 – CIBC (TSX: CM; NYSE: CM) announced today that its board of directors declared a dividend of $1.15 per share on common shares for the quarter ending January 31, 2016, an increase of three cents from the previous quarter. This dividend is payable on January 28, 2016 to shareholders of record at the close of business on December 29, 2015.

Class A Preferred Shares

The board of directors also declared the following dividends per share:

For the quarter ending January 31, 2016 payable on January 28, 2016 to shareholders of record at the close of business on December 29, 2015:

Series 39 - $0.243750

Series 41 - $0.234375

Series 43 - $0.225000

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com